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                              January 31, 2023

       Ryan Frazier
       Chief Executive Officer
       Arrived STR, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived STR, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 8
                                                            Filed January 24,
2023
                                                            File No. 024-11958

       Dear Ryan Frazier:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed January 24, 2023

       Unaudited Pro Forma Combined Financial Statements, page F-1

   1. Please explain to us how you determined it was appropriate to provide pro forma financial statements as of and
for the year ended December 31, 2022 rather than as of the most recent period filed or
required to be filed. Refer to Rule 11-02(c) of Regulation S-X.
   2. We note that your unaudited pro forma combined balance sheets of Arrived STR, LLC and all subsequent
Series as of December 31, 2022, has been prepared to reflect the effects of the subsequent
Series acquisitions as if each occurred on January 1, 2022. Please revise to prepare your pro
forma balance sheet to give effect of the acquisitions as of the balance sheet date.
   3.                                                   Please tell us how you
determined it was unnecessary to
                                                        include explanatory
notes describing the pro forma adjustments, including the
 Ryan Frazier
Arrived STR, LLC
January 31, 2023
Page 2
       assumptions involved in calculating your adjustments. Refer to Rules 11-02(a)(1) and 11-
       02(a)(11) of Regulation S-X.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameRyan Frazier
                                                             Division of
Corporation Finance
Comapany NameArrived STR, LLC
                                                             Office of Real
Estate & Construction
January 31, 2023 Page 2
cc:       John Rostom, Esq.
FirstName LastName